Eletrobrás

DFR
AV.PRES.VARGAS, 409, 9°and.
20071-003 RIO DE JANEIRO-RJ
TEL: (021) 514-6327
FAX: (021) 242-2694

CTA/DFR-5543 /02

02042752

02 JUL 22 AM 10: 09

Rio de Janeiro, July 4th, 2002.

SUPPL

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549 - USA
Att.: DIVISION OF CORPORATION FINANCE

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT OF MEETING published on July 4th, 2002.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

With regards,

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

dlw 7/22

\RMK C:\Meus documentos\Meus documentos\Raquel\MARKLT1.doc

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT OF MEETING

136th Extraordinary Shareholders' Meeting

ELETROBRÁS´ shareholders are invited to the General Shareholders' Meeting to be held on the company's main office, at Setor de Autarquias Norte, Rua Dois, Edifício da Petrobrás, 4th floor, Brasília, Distrito Federal, on July 19th, 2002, at 10:00 a.m., in first convocation and at 10:30 a.m., in second convocation, for the Extraordinary Shareholders' Meeting, to discuss the following subject:

1. Consolidation of the reform of the Company's By-laws, in accordance to article 135 of Law 6404/76 and the decision of the 135th Extraordinary Shareholders' Meeting of May 15th, 2002. The consolidated by-laws are available to the shareholders at the Company's main office, in Brasília, at Market Relations Division, in Rio de Janeiro and at the site http://www.eletrobras.gov.br/invest.

The participation in such meeting will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until July 16th, 2002, at Departamento de Captação de Recursos e Relações com Investidores - DFR, Divisão de Relações com Investidores - DFRM, at Avenida Presidente Vargas, 409 – 9th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m.

Brasília, July 4th, 2002.

FRANCISCO LUIZ SIBUT GOMIDE
President of the Administrative Council